Exhibit (a)(1)(vii)

Oaktree Strategic Credit Fund

Stakeholder Update | September 15, 2026

Dear Stakeholders,

Oaktree Strategic Credit Fund (“OSC” or the “Fund”) received tender requests for approximately 3.8% of shares outstanding, below the 5.0% of shares outstanding offered in the quarterly tender that expired on September 11, 2026, and down from 4.5% last quarter. Once again, 100% of tender requests will be honored in full. OSC has satisfied 100% of tender requests in the quarter in which they were requested since the Fund launched in June 2022.

Over the last three years, OSC has delivered an 8.33% annualized total net return1 for Class I shares, while preserving strong credit quality and a conservative balance sheet. The Fund’s non-accrual2 investments as of June 30, 2026, were less than 1 basis point of fair value (9 basis points of cost). Furthermore, approximately 97% of the Fund’s total investment income during the second calendar quarter of 2026 was cash pay, which we believe reflects the quality of our investments and has supported the Fund’s ability to deliver stable current income to investors.

OSC remains well capitalized, with a diversified mix of funding sources and no near-term debt maturities. The Fund’s leverage ratio held steady at 0.59x net-debt-to-equity3 as of July 31, 2026. Total liquidity as of June 30, 2026, was $1.8 billion, stable from the prior quarter. Furthermore, loan repayments and inflows continue to be sources of liquidity for the Fund. For example, repayments from private credit investments and inflows in July exceeded the estimated dollar value of our September quarter tender requests.

The underlying credit metrics of OSC’s portfolio remain strong. Median portfolio company EBITDA of $201 million4 reflects our focus on larger businesses, which we believe are generally more resilient during periods of economic uncertainty. As of June 30, 2026, these companies had stable average loan-to-value ratio of 46% and average interest coverage at 2.4x, reflecting portfolio companies with durable balance sheets.4 Furthermore, with approximately 97%5 of the Fund’s investments underwritten after mid-2022, OSC has minimal exposure to the near-term maturity wall, and most of our portfolio companies were structured for higher reference rates.

Periods of market uncertainty have historically created attractive opportunities for disciplined credit investors. Supported by strong portfolio credit metrics, conservative leverage and substantial liquidity, OSC remains well positioned to navigate the current environment while selectively investing as compelling opportunities emerge.

We appreciate your continued trust and partnership and look forward to updating you on the Fund’s progress in the months ahead.

Sincerely,

Oaktree Strategic Credit Fund

Oaktree Strategic Credit Fund | September 15, 2026

Endnotes

1.

Performance shown represents Class I shares for the three-year period ended July 31, 2026. Total Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns for periods greater than one year are annualized. Past performance does not guarantee future results.

2.	Loans are classified as non-accrual loans when they stop generating interest income for the lender, including when loans are 90 days past due, in default or unlikely to be repaid in full.

3.	Regulatory net leverage ratio calculated as total debt divided by total net assets after adjusting for cash and cash equivalents.

4.

Based on debt positions only, excluding non-EBITDA based positions which consist of negative EBITDA borrowers, structured credit investments, real estate, annual recurring revenue (ARR) and life sciences deals. Portfolio company credit statistics for OSC are derived from the most recently available portfolio company financial statements as of June 30, 2026.

5.	As of June 30, 2026. Represents the percentage of the portfolio at fair value that was underwritten after June 30, 2022.

Important Disclosure Information and Risk Factors

Oaktree Strategic Credit Fund (the “Fund”) is a non-exchange-traded business development company (“BDC”) that seeks to invest primarily in a diversified portfolio of private debt across industries and transaction types, targeting bespoke, highly negotiated loans and private equity-related financings such as those backing leveraged buyouts.

An investment in the Fund involves a high degree of risk. You should invest in the Fund only if you can afford the complete loss of your investment. You should read the Fund’s prospectus, including the “Risk Factors” section therein, which contains a discussion of the risks and uncertainties that the Fund believes are material to its business, operating results, prospects and financial condition. These risks include, but are not limited to, the following:

•	You should not expect to be able to sell your shares regardless of how we perform.

•	You should consider that you may not have access to the money you invest for an extended period of time.

•	We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.

•	Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•

We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.

•

An investment in our common shares of beneficial interest (“Common Shares”) is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program” in the Fund’s prospectus.

•

We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.

•

Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Oaktree Fund Advisors, LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•	We use and continue to expect to use leverage, which will magnify the potential for loss on amounts invested in us.

•

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below-investment-grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Oaktree Strategic Credit Fund | September 15, 2026

Neither the Securities and Exchange Commission (the “ SEC”) nor any state securities regulator has approved or disapproved of the Fund’s securities or determined if the Fund’s prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This investor communication must be read in conjunction with the Fund’s prospectus in order to fully understand all of the implications and risks of an investment in the Fund. This investor communication is neither an offer to sell nor a solicitation of an offer to buy securities. An offering of the Common Shares is made only by the Fund’s prospectus, which must be made available to you prior to making a purchase of the Fund’s Common Shares and is available at osc.brookfield.com. Prior to making an investment, investors should read the Fund’s prospectus, including the “Risk Factors” section therein, which contains a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition.

Forward-Looking Statements

This investor communication contains forward-looking statements about Oaktree Strategic Credit Fund’s business, including, in particular, statements about its plans, strategies and objectives. You can generally identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include Oaktree Strategic Credit Fund’s financial projections and estimates and their underlying assumptions, plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and they are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and most of which are beyond Oaktree Strategic Credit Fund’s control. Although Oaktree Strategic Credit Fund believes the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there is no assurance that these forward-looking statements will prove to be accurate, and Oaktree Strategic Credit Fund’s actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by Oaktree Strategic Credit Fund or any person that Oaktree Strategic Credit Fund’s objectives and plans, which it considers to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of Oaktree Strategic Credit Fund’s prospectus, and any updated risk factors included in Oaktree Strategic Credit Fund’s periodic filings with the SEC, which will be accessible on the SEC’s website at www.sec.gov, for a discussion of the risks and uncertainties that Oaktree Strategic Credit Fund believes are material to its business, operating results, prospects and financial condition. These factors should not be construed as exhaustive, and they should be read in conjunction with the other cautionary statements that are included in this document (or Oaktree Strategic Credit Fund’s prospectus and other SEC filings). Except as otherwise required by federal securities laws, Oaktree Strategic Credit Fund does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Before investing, consider the Fund’s investment objectives, risks, charges and expenses. To obtain a prospectus, which contains this information, please download the prospectus from osc.brookfield.com. Please read the prospectus carefully before investing.

Brookfield Private Wealth LLC (member FINRA/SIPC) is the distribution manager for the Oaktree Strategic Credit Fund offering.

Investment Products: Not FDIC Insured | May Lose Value | Not Bank Guaranteed

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